Contact

www.linkedin.com/in/
paudyalprajwal (LinkedIn)
impact.asu.edu/people/prajwal-
paudyal/ (Personal)

Top Skills

GPT-4
Startups
Technical Architecture

Languages

Spanish (Elementary)
English (Native or Bilingual)
Nepali (Native or Bilingual)
Hindi (Native or Bilingual)

Certifications

DevOps on AWS - Specialization
Deep Learning - Specialization
AWS Certified Machine Learning –
Specialty
Swift 5 iOS Application Developer -
Specialization
Unity Essentials Pathway

Publications

DyFAV: Dynamic Feature Selection
and Voting for real-time recognition
of fingerspelled alphabet using
wearables

Mt-diet: Automated diet assessment
using myo and thermal

Fit-eve&adam: Estimation of velocity
& energy for automated diet activity
monitoring

IDEA: Instant detection of eating
action using wrist-worn sensors in
absence of user-specific model

Learn2Sign: Explainable AI for Sign
Language Learning

Patents

Prajwal Paudyal, PhD

Future of Qualitative Research and AI | AI Strategy for Startups |
Speaker | Board Member | Advisor
Cincinnati Metropolitan Area

Summary

Building impactful Human AI collaboration.

Experience

Qualz
CEO and Founder
June 2024 - Present (7 months)
Cincinnati Metropolitan Area

At Qualz.ai, we are driven by a vision to revolutionize primary research
through AI, making it more accessible, efficient, and insightful. Our platform
dramatically reduces the time and cost associated with data collection and
analysis, enabling organizations to engage deeply with their stakeholders
and derive actionable insights with unparalleled speed and accuracy. By
harnessing the power of AI, we are transforming how businesses understand
and respond to human needs, ultimately driving meaningful and impactful
decisions. Visit qualz.ai to schedule a demo and free-consultation today.

Deloitte
2 years 2 months

Manager - Strategy and Analytics
May 2024 - June 2024 (2 months)
Cincinnati Metropolitan Area

Technical Lead / Architect for scalable generative AI applications.

Senior Applied AI Specialist
May 2022 - May 2024 (2 years 1 month)
Cincinnati Metropolitan Area

1. Generative AI @ Converge Consumer Labs
Deloitte's converge consumer brings insights from mass to micro at scale
using Artificial Intelligence.

2. Lead Data Scientist - Computer Vision and Generative AI- New Business
Innovation

Gesture recognition and communication

Systems and methods for facilitating accessible virtual education

- Synthetic Data Generation for Computer Vision model training. Includes constructive solid geometry, generative text to image synthesis, procedural materials, randomization action graphs and training models for object detection, semantic and instance segmentation. Tech stack: Nvidia Omniverse, Replicator, Isaac Sim, Warp, Pytorch, AWS, Kubernetes, Docker.
- Text to 2D / 3D generation using GANs and diffusion models.
- Realtime Video AI on the edge for video analytics. Nvidia Jetson Orin, Boston Dynamics Spot, Nvidia DeepStream, ONNX and TensorRT.
-Procedural generation of Digital Twins at scale for Metaverse applications. 3D computer vision, Photogrammetry, Neural Radiance Fields and other inverse rendering techniques

Apple
Sr. Team Lead - Generative AI
June 2023 - December 2023 (7 months)

Applications of Generative AI in Business Intelligence

Procter & Gamble
Senior Research Scientist - Computer Vision
December 2020 - May 2022 (1 year 6 months)
Cincinnati Metropolitan Area

1. Built and deployed deep learning based Computer Vision solutions for getting nuanced insights from product usage videos at scale. Tech stack: Pytorch, Tensorflow, Keras, AWS
2. Product owner and Data Science Lead for Multi-modal (video + audio + iot) intelligent sensing and interaction applications in iOS, Virtual Reality and Augmented Reality. Tech Stack: Swift, Python, Unity, Oculus, pyTorch
3. Several efforts for utilizing Synthetic Data for AI training including procedural (CAD or Physics driven) as well as Generative
4. Led organization-wide Data Science monthly conferences

Bigyan Analytics
Principal Consultant
June 2019 - May 2022 (3 years)
Phoenix, Arizona, United States

Computer vision, MLOps and Data Science Advisory

U-Haul International, Inc
Data Scientist (AI/ ML)
June 2019 - December 2020 (1 year 7 months)
Phoenix, Arizona Area

Lead scientist in the Enterprise Architecture team. I oversaw business understanding, algorithm development, and eventual deployment (as micro-services) of ML models for several projects. Worked closely with company's executives to structure data science efforts, solution delivery infrastructure, and use-case prioritization. Some of my projects:

1. A human-in-the-loop XAI system for automated self-checkout using a) computer vision for identity and document verification; and b) fraud detection. Reduced checkout time by up to 30 percent.

2. Dynamic inventory optimization method towards solving a foundational business challenge with millions of dollars in savings.

3. An approximation solution to an NP-Hard Last Mile Delivery problem with custom constraints using unsupervised machine learning.

Also led monthly data science conferences with internal and external speakers.

Arizona State University
6 years

Researcher
June 2014 - May 2020 (6 years)
Phoenix, Arizona Area

1. Built an A.I. tutor for American Sign Language. User-study that shows an 26% points increase in student performance.
Concepts: Computer Vision, Gesture Recognition, Transfer Learning, Natural Language Processing.
Recognition: AAAI 2020 Full-day Event, IUI 2019, 2020 - Workshop and Demo. Other Publications.
Awards: ASU Research Grant 2019

2. Sign Language Recognition using Wearable Sensors.
Concepts: Sign Language Recognition, Gesture Recognition
Recognition: U.S. Patent Granted, Covered by MIT Tech Review,
Awards: Outstanding Research Award (2015, 2017), Best Paper (Honorable Mention) 2017 IUI, Jumpstart Research Grant (2016)

3. Accessible Virtual Reality (VR) interfaces for remote education
Concepts: Virtual Reality, Education, AI in Education.
Awards: 50k Infrastructure Grant

Course Design and Lecturer
August 2014 - December 2019 (5 years 5 months)
Tempe

Designed courses and occasionally gave lectures for Graduate level CS courses.

1) Design and Analysis of Algorithms 2) Data Mining MOOC 3) Statistical Machine Learning 4) Human Computer Interaction 4) Advanced Operating Systems

Arizona State University Graduate and Professional Student Association (ASU GPSA)
2 years 1 month

Vice President of Professional Development
May 2017 - August 2017 (4 months)
Tempe, AZ

Leading various initiatives and events for a large Graduate Student Organization (20K+ members)

Director Of Information Technology
August 2015 - May 2017 (1 year 10 months)
Tempe

Awards: Caulkin's Leader in Communication Award

National Association of Graduate-Professional Students
Western Regional Chair
January 2017 - August 2017 (8 months)
Washington D.C. Metro Area

Led advocacy and legislative efforts from all graduate schools in the Western Region.

Blue Cross and Blue Shield of Illinois, Montana, New Mexico, Oklahoma & Texas
2 years 2 months

Software Engineer II - Specialist
December 2013 - July 2014 (8 months)

1. Full-Stack Web and Native (iOS and Android) Development Specialist for applications serving more than 15 million customers.

Software Engineer- I (Mobile)
June 2012 - May 2014 (2 years)
Tulsa, Oklahoma, United States

East Central University

Unix System Administrator
January 2012 - May 2012 (5 months)

_____

Education

Arizona State University
Doctor of Philosophy (Ph.D.), Computer Science - Artificial Intelligence

East Central University
Bachelor Of Science, Computer Science

Lee University
Bachelor's, Mathematics and Computer Science